UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILL INTERNATIONAL, INC.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Hill International, Inc. 401(k) Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule of assets (held at the end of the year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2019.
Philadelphia, Pennsylvania
June 17, 2020

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
Investments at fair value	$79,483,770	$63,446,464
Investments at contract value	13,688,020	14,221,056
Total investments	93,171,790	77,667,520

Non-interest bearing cash	1,530	1,343

Receivables:
Participant contributions	6,707	523
Employer contributions	1,299	262
Notes receivable from participants	1,265,238	1,235,770
Total receivables	1,273,244	1,236,555

NET ASSETS AVAILABLE FOR BENEFITS	$94,446,564	$78,905,418

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$15,359,144
Interest	413,451
Dividends	852,044
Net investment income	16,624,639

Other income	83,376
Interest income on notes receivable from participants	57,204

Contributions:
Participants	6,842,751
Employer	2,155,506
Rollovers	951,633
Total contributions	9,949,890

Total Additions	26,715,109

DEDUCTIONS:
Benefits paid to participants	11,131,038
Administrative expenses	42,925
Total deductions	11,173,963

NET INCREASE IN NET ASSETS	15,541,146

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	78,905,418
End of year	$94,446,564

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2019

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of Hill International, Inc. (the “Plan Sponsor”) who have one month of service and are age twenty-one or older, excluding bona fide residents of Puerto Rico, as defined in Internal Revenue Code (“IRC”) Section 937, who do not have to pay U.S. income taxes on their Puerto Rico source income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. After meeting eligibility requirements, an employee can begin participating on the first day of the month following the date on which the employee meets these requirements.

Contributions

Contributions from eligible participants and employer matching contributions are recorded in the month the related payroll deductions are made. For the 2019 Plan year, each participant could contribute up to 75% of pre-tax annual compensation up to a maximum contribution of $19,000. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions up to an additional $6,000. These limits may change each year to correspond with the IRC. The Plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 6% of eligible compensation unless the employee selects an alternative deferral amount or elects not to defer under the Plan. The Plan permits the Plan Sponsor to make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective contributions; each year, the Plan Sponsor will determine the formula for the discretionary matching contribution. During 2019, the Plan Sponsor made matching contributions equal to 50% of the first 3% of the participant’s contribution, up to a maximum contribution of $8,400. The Plan limits participant investments in the Plan Sponsor’s common stock to 50% of their account balance. The Plan also allows for rollovers into the Plan, provided the amount represents a balance from another qualified plan. Contributions to the Plan by highly compensated employees are subject to certain limitations. Plan assets are maintained at Prudential Trust Company and The Prudential Insurance Company of America (“Prudential”) and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Plan Sponsor’s contribution and (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in both employee and employer contributions, plus actual earnings thereon.

 Notes Receivable from Participants

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants can only have two loans currently outstanding from the Plan. Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. These loans are secured by the balance in the participant’s account. Interest is based on the prime rate at the time of the loan’s initiation and is fixed for the term of the loan. Loans may not exceed five years unless they are used to buy a participant’s principal residence, in which case the loan term cannot exceed ten years. The loans are repaid ratably through payroll deductions. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses was recorded at December 31, 2019 and 2018. At December 31, 2019, the loans mature at various dates through 2028 and bear interest at 3.50% to 5.50%.

Payment of Benefits

Distributions under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 ½. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary if the participant dies. Distributions are made in a lump sum payment or by installment payments.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid by the Plan Sponsor, and certain Plan expenses are paid by the Plan. A Plan expense account (the “ERISA account”) is maintained to hold revenue sharing funds the Plan receives from Prudential pursuant to an agreement between Prudential and the Plan. These revenue sharing funds are available to pay qualified Plan administrative expenses. At December 31, 2019 and 2018, the ERISA account balance was $94,328 and $12,635, respectively. For the years ended December 31, 2019 and 2018, $42,925 and $123,464, respectively, was used to pay Plan expenses, which is included in other income on the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The financial statements of the Plan are prepared using the accrual basis of accounting.

Investments held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of the financial statements in accordance with US GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 “Fair Value Measurements” for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Auditing Standards Update ("ASU") 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” The standard is effective for fiscal years beginning after December 15, 2019. The amendments modify the disclosure requirements on fair value measurements in FASB Accounting Standards Codification 820. Management continues to evaluate the impact of the adoption of ASU 2018-13 and anticipates that its potential effect on the Plan's financial statement disclosures will not be material.

NOTE 3 — FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investment assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.

Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Plan Sponsor common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts — The fair value of the Plan's investment in pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts, which consists of equity securities. The Plan's investment in these accounts is represented by units and a per unit value. The unit values are calculated and fair value is reported at unit value daily. There are no restrictions as to the redemption of these pooled separate accounts nor does the Plan have any contractual obligations to further invest in any of the individual pooled separate accounts.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value at December 31, 2019 and 2018:

Investment Assets at Fair Value at December 31, 2019:

	Level 1	Level 2	Total
Mutual funds	$72,025,564	$—	$72,025,564
Pooled separate accounts	—	4,761,114	4,761,114
Plan Sponsor common stock	2,697,092	—	2,697,092
Total investment assets, at fair value	$74,722,656	$4,761,114	$79,483,770

Investment Assets at Fair Value at December 31, 2018:

	Level 1	Level 2	Total
Mutual funds	$57,255,991	$—	$57,255,991
Pooled separate account	—	3,336,497	3,336,497
Plan Sponsor common stock	2,853,976	—	2,853,976
Total investment assets, at fair value	$60,109,967	$3,336,497	$63,446,464

Investment gains and losses (realized and unrealized) are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits. There were no transfers between level 1 and level 2 investments.

NOTE 4 — GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive traditional investment contract with Prudential. As of December 31, 2019 and 2018, the contract value of the traditional fully benefit-responsive contract with Prudential was $13,688,020 and $14,221,056, respectively. Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets. The Plan may terminate the contract at any time subject to a market value adjustment as specified in the contract, however, under certain emergency conditions, the issuer may defer payment for a period of up to 365 days. Additionally, the Plan may also terminate the contract without a market value adjustment by making withdrawals of the entire amount over a four-year period.

Because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, minus participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events may limit the ability of the Plan to transact at contract value with Prudential. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal for the

Plan, or (4) the failure of the trust to qualify for exemption under ERISA. The Plan administrator does not believe that the occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTE 5 — RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund managed by Prudential Trust Company along with a guaranteed investment contract with the Prudential Insurance Company of America. The Prudential Trust Company is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

As of December 31, 2019 and 2018, the Plan owned 853,510 and 926,615 shares, respectively, of the Plan Sponsor’s common stock, and the fair value of this common stock was $2,697,092 and $2,853,976, respectively. The Plan Sponsor did not pay any dividends on its common stock during the years ended December 31, 2019 and 2018.

NOTE 6 — TAX STATUS

The Plan has adopted the Prudential Retirement Defined Contribution Prototype and Volume Submitter Plan. On April 29, 2014, the Internal Revenue Service stated in an opinion letter that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirement of the IRC and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that “more likely than not” (i.e., a likelihood greater than 50%) would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest or penalties associated with any liability for unrecognized tax benefits. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2019 may not necessarily be indicative of the amounts that could be realized in a current market exchange.

NOTE 8 — MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

NOTE 9 — SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy and common share prices of most companies, including Hill International, Inc's share price. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. The Plan's investment in the common stock of Hill International Inc. is stated at fair value based on the closing price of $3.16 per share at December 31, 2019, a value significantly higher than the current market price. The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, and the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The impact of COVID-19 outbreak on companies continues to evolve and its future effects on the Plan's Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are uncertain.

Due to the uncertain economic impact of the COVID-19 outbreak, effective April 23, 2020, the Company suspended its employer discretionary 401(k) match for the balance of the year. The Company intends to reinstate the employer discretionary 401(k) match to its prior level, if economically feasible, no later than December 31, 2020.

Hill International, Inc. 401(k) Retirement Savings Plan
As of December 31, 2019
EIN # 20-0953973
Plan # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Mutual Funds
*	The Prudential Insurance Co of America	PGIM QMA Stock Index Fund Z	**	14,466,588
	PIMCO	PIMCO Total Return Fund A	**	2,751,119
	American Funds	AMCAP Fund	**	8,244,541
	Invesco Ltd.	Invesco Small Cap Value Fund A	**	4,033,108
	MFS Funds	MFS Total Return Fund A	**	5,160,937
	Oppenheimer Funds	Invesco Oppenheimer Global Opportunities Fund A	**	8,957,300
	Wells Fargo & Co.	Wells Fargo Adv Growth Class A	**	6,429,863
	Ivy Funds	Ivy Small Cap Growth I	**	1,921,282
	Hotchkis & Wiley Funds	Hotchkis & Wiley Value Opportunities A	**	734,054
	Vanguard	Vanguard Total Stock Fund	**	7,141
	BlackRock	BlackRock Lifepath Retirement Investor A	**	3,946,104
	BlackRock	BlackRock Lifepath Index 2025 A	**	3,859,971
	BlackRock	BlackRock Lifepath Index 2030 A	**	2,837,524
	BlackRock	BlackRock Lifepath Index 2035 A	**	2,194,833
	BlackRock	BlackRock Lifepath Index 2040 A	**	1,689,892
	BlackRock	BlackRock Lifepath Index 2045 A	**	1,661,054
	BlackRock	BlackRock Lifepath Index 2050 A	**	1,677,974
	BlackRock	BlackRock Lifepath Index 2055 A	**	1,452,279

	Pooled Separate Accounts
*	The Prudential Insurance Co of America	MCG/Frontier Capital	**	4,478,075
*	The Prudential Insurance Co of America	MCV / Cooke & Bieler	**	283,039

	Common Stock
*	Hill International, Inc.	Common stock	**	2,697,092

	Guaranteed Investment Contract
*	The Prudential Insurance Co of America	Guaranteed Interest Account	**	13,688,020

*	Notes Receivable from Participants
	Notes receivable from participants, with interest at 3.50% to 5.50% maturing through 2028		$—	1,265,238

	Non-interest bearing cash		**	1,530

	Total assets			$94,438,558

*	Indicates party-in-interest to the Plan, as defined by ERISA
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 17, 2020	By:	/s/ Tiffany Banks
		Printed Name:	Tiffany Banks
		Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan
Annual Report on Form 11-K
For the Year Ended December 31, 2019

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm